

10031179 ...OMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30451

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PITTSBURGH FINANCIAL PLANNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Fireside Drive
(No. and Street)

McMurray (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene Helba 724 942-3658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric Rossi CPA, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Lewis Run Road Suite 225 Pittsburgh, PA 15122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



RECEIVED
AUG 2 5 2010

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charlene Helba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pittsburgh Financial Planners, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charlene P. Helba
Signature

President
Title

James Helba, Jr. 8-19-10
Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
James Helba Jr., Notary Public
Bridgeville Boro, Allegheny County
My Commission Expires May 14, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

PITTSBURGH FINANCIAL PLANNERS, INC.

JUNE 30, 2010

ERIC ROSSI CPA, LLC

PITTSBURGH, PENNSYLVANIA


RECEIVED
PROCESSING
AUG 2 5 2010
SECTION
196

CONTENTS

Eric Rossi CPA
LIMITED LIABILITY COMPANY

500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

Independent Auditor's Report

Board of Directors
Pittsburgh Financial Planners, Inc.
Pittsburgh, PA 15317

We have audited the accompanying statement of financial condition of Pittsburgh Financial Planners, Inc. as of June 30, 2010 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pittsburgh Financial Planners, Inc. as of June 30, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Pittsburgh, Pennsylvania
July 27, 2010

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	27,530
Accounts receivable		56,693
Marketable securities, at market value		71,211
	$	155,434

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	47,882
Client retainer payable		6,500
Other payables	$	248
Due diligence fees payable		7,500
Pension payable		11,233
Payroll and payroll taxes payable		2,727
		76,090
Stockholder's Equity		
Capital stock, $1.00 par value; 100,000 shares authorized and 7,500 outstanding		7,500
Paid-in capital		50,000
Retained earnings		33,977
Accumulated other comprehensive income (loss)		(12,133)
		79,344
	$	155,434

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING JUNE 30, 2010

Income	
Commissions	
Investment advisory fees	$ 472,373
Sale of investment company shares	16,773
Other commissions	60,200
	549,346
Other income	859
	550,205
Expenses	
Commissions	71,138
Commissions - investment advisory fees	371,873
Registration fees	4,399
Officer employment expense	60,994
Payroll taxes	2,442
Accounting fees	3,700
Legal fees	5,690
Director fees	19,000
Due diligence	7,500
Corporate membership fee	1,079
Office expense	1,355
Telephone	99
Other office and miscellaneous	2,887
	552,156
Net Income (Loss)	$ (1,951)

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2010

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 518,780
Cash paid to suppliers	(549,412)
Dividends received	859
	(29,773)
Cash Flows from Investing Activities:	
Purchase of marketable securities	(859)
Net Increase (Decrease) in Cash and Cash Equivalents	(30,632)
Cash and Cash Equivalents at July 1, 2009	58,162
Cash and Cash Equivalents June 30, 2010	$ 27,530

Reconciliation of net Income to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$ (1,951)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Change in assets and liabilities:	
(Increase)decrease in accounts receivable	(30,566)
Increase (decrease) in accounts payable	(2,050)
Increase (decrease) in pension payable	724
Increase (decrease) in retainer fees payable	6,500
Increase (decrease) in due diligence payable	7,500
Increase (decrease) in directors fees payable	(10,000)
Increase (decrease) in other payables	248
Increase (decrease) in payroll taxes payable	(178)
Net Cash Provided (Used) in Operating Activities	$ (29,773)

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2010

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balances at July 1, 2009	$ 7,500	$ 50,000	$ 35,928	$ (19,210)
Net Income (Loss)			(1,951)	
Other Comprehensive Income (Loss)				
Unrealized gain on securities				7,077
Balances at June 30, 2010	$ 7,500	$ 50,000	$ 33,977	$ (12,133)

The accompanying notes are an integral part of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2010

Formation of Company

The Company was formed on July 14, 1983. The principal activity of the Company is to be a broker/dealer of securities and also a registered investment advisor. The majority of the customers are located in western Pennsylvania.

Significant Accounting Policies

Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of July 1, 2009 and for the year ended June 30, 2010, there were no uncertain tax positions and therefore no accrued interest and penalties were recorded.

The Company files income tax returns in the U.S. federal jurisdiction, and also in the state of Pennsylvania. The tax returns prior to fiscal year 2007 are closed.

The Company had no taxable income in the current year because of the utilization of net operating losses, therefore no tax provision was shown on the accompanying financial statements. The Company has loss carryforwards totaling $12,086 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in 2014. The benefit of the net operating losses is immaterial and not shown on the accompanying financial statement as a deferred tax asset.

Related Party Transactions

The Company paid commissions and due diligence fees of $403,560 to James Helba, Jr., the sole shareholder's husband during the fiscal year ending June 30, 2010 and has a payable of $ 50,886 due him at June 30, 2010.

Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes-off, as of year-end, all balances that are considered uncollectible by the time the financial statements are issued.

Marketable Securities
Marketable securities at June 30, 2010 consist of one mutual fund (available for sale) and the cost and fair value is as follows:

Fair value	$ 71,211
Cost basis	$ 83,344
Total losses in accumulated other comprehensive income (loss)	$ 12,133
Unrealized gains for the current year included in accumulated other comprehensive income (loss)	$ 7,077

Pension Plan
The Company maintains a Simplified Employee Pension Plan (SEP). All Contributions were discretionary. The Company paid $10,509 during the year ended June 30, 2010 for the prior year. The Company also accrued $11,233 at June 30, 2010 for the current fiscal year.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (see rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2010, the Company had net capital of $59,824, which was $54,751 in excess of its required net capital of $5,073. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1.

The Company is exempt from the Customer Protection Reserves and Custody of Securities Requirement Rule 15c3-3, under the exemptive provision provided by section (k)(2)(i).

Fair Value of Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

Subsequent Events
Management has evaluated subsequent events through August 11, 2010, the date on which the financial statements were available to be issued.

PITTSBURGH FINANCIAL PLANNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

SCHEDULE I

JUNE 30, 2010

Aggregate Indebtedness:		
Total money liabilities		$ 76,090
Total aggregate indebtness		$ 76,090
Net Capital:		
Common stock	$ 7,500	
Paid in capital	50,000	
Retained earnings and other comprehensive income (loss)	21,844	
Total available capital		79,344
Less: nonallowable assets		(8,811)
Net capital before haircuts on securities		70,533
Haircuts on securities:		
Money market fund (2%)		(27)
Marketable securities (15%)		(10,682)
Net Capital		$ 59,824
Capital Requirements:		
6 2/3% of aggregate indebtedness	5,073	
Minimum dollar capital requirement	5,000	
Net capital requirement		$ 5,073
Net capital in excess of requirements		54,751
Net capital as above		$ 59,824
Ratio of aggregate indebtedness to net capital		127%

PITTSBURGH FINANCIAL PLANNERS, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION TO

JUNE 30, 2010 FOCUS REPORT

SCHEDULE II

JUNE 30, 2010

	Audit Report	Focus Report
Total ownership equity	$ 79,344	$ 78,898
Less:		
Nonallowable assets	(8,811)	(8,811)
Haircuts on securities	(10,709)	(10,709)
	59,824	59,378
Net capital requirements	5,073	5,102
Excess net capital	$ 54,751	$ 54,276

The difference between the audit report and Pittsburgh Financial Planners, Inc's Focus Report(Part IIA filing) is due to audit adjustments. The audit adjustments made are as follows:

Payroll tax accrual adjustment	446
	$ 446

Eric Rossi CPA
LIMITED LIABILITY COMPANY

500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Pittsburgh Financial Planners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pittsburgh Financial Planners, Inc. for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. In addition, no facts came to our attention which indicated that the exemptive provisions of the rule 15c3-3(k)(2)(i) was not complied with during the year ended June 30, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Eric Rossi CPA, LLC
Pittsburgh, Pennsylvania
July 27, 2010